EXHIBIT 99.1

Precision Drilling Corporation 2020 Second Quarter Results Conference Call and Webcast

CALGARY, Alberta, July 06, 2020 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision”) intends to release its 2020 second quarter results before the market opens on Thursday, July 23, 2020, and has scheduled a conference call and webcast to begin promptly at 12:00 Noon MT (2:00 p.m. ET) on the same day.

The conference call dial in numbers are 844-515-9176 or 614-999-9312 (International) or a live webcast is accessible on our website at www.precisiondrilling.com

An archived version of the webcast will be available for approximately 60 days. An archived recording of the conference call will be available approximately one hour after the completion of the call until July 29, 2020 by dialing 855-859-2056 or 404-537-3406, passcode 5483895.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of Super Series drilling rigs supported by an industry leading technology platform that offers innovative drilling solutions to deliver efficient, predictable and repeatable results through service differentiation. Precision also offers well service rigs, camps and rental equipment and directional drilling services, all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Senior Vice President & Chief Financial Officer
713.435.6100

Dustin Honing, Manager, Investor Relations & Corporate Development
403.716.4500

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website:  www.precisiondrilling.com